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REGISTRANT'S NAME Frutarom Industries Ltd

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JUN 0 6 2002

THOMSON FINANCIAL

**FORMER NAME

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FILE NO. 82- 4357 FISCAL YEAR 12-31-01

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dle

DATE : 5-30-02

82-4357

AR/S
12-31-01

02 MAY 29 AM 10:09

2001
Annual Report

FRUTAROM
FOUNDED 1933

Table of Contents

Company Profile

Frutarom is a multinational flavor and fragrance house established in 1933.

Operating under two main divisions- Compounds and Fine Ingredients, we create, produce and market at twelve locations worldwide a large variety of high quality flavor and fragrance compounds and ingredients, as well as other specialty products, to our customers in the Food, Beverage, Flavor, Pharmaceutical, Nutraceutical, Functional Food, Fragrance, Detergent and Cosmetic Industries, spread over 75 countries.

Our Compounds Division develops, produces and markets high quality flavors, ripples, cloudifiers, spices and seasoning blends, and fragrances.

Our Fine Ingredients Division develops, produces and markets citrus oils, specialties and derivatives; synthetic and natural aroma chemicals, including pyrazines and thiazoles; botanicals, botanical flavor extracts, and standardized nutraceutical extracts (Botanicare™); antioxidants; water soluble gums, stabilizers and emulsifiers; oleoresins; sunscreen agents; specialty chemicals; high purity laboratory chemicals and reagents.

Frutarom is involved in the Biotechnology field, developing, producing and marketing raw materials in the peptide field, intended for use by the pharmaceutical industry in producing medicines through biotechnological methods. Frutarom is also involved in natural products from algae.

Frutarom has subsidiaries in Israel, the USA, the UK, Russia, Turkey, China, Ukraine and Brazil, plus marketing offices in France, Romania, India, Hong Kong and Singapore. Frutarom employs over 600 employees.

Frutarom is a subsidiary of ICC Handels A. G., a Swiss corporation, a company wholly owned by ICC Industries Inc. of New York. Frutarom is a public company traded on the Tel Aviv Stock Exchange.

Dear Shareholder,

We are pleased to share with you in this Annual Report the excellent results achieved in 2001 by Frutarom Industries Ltd.

In 2001, Frutarom continued its positive trend of business development, expressed through growth in sales, profitability and profit. The Company also continued to successfully realize its growth strategy to expand the core activities of its worldwide subsidiaries and make strategic acquisitions. These activities contribute to the Company's position as a leading multinational in its field, in spite of the increasingly competitive business environment and global recession.

Today, Frutarom is a multinational company with production facilities and a marketing organization extending throughout the world. The Company's worldwide presence enables it to be attentive and responsive to customers located in 70 countries, and provide them with professional, efficient service wherever they are.

Sales turnover rose 25.6% in 2001 to NIS 446.5 million (US$ 101.1 million) compared to NIS 355.4 million (US$ 86.5 million) in 2000 and NIS 325.6 million (US$ 73.7 million) in 1999. Operating profit grew 31% in 2001. Net profit totaled NIS 18.6 million (US$ 4.2 million), up 15.5% compared to 2000. Ongoing improvement in the product mix and steady growth in the Compounds Division's portion of the Group's activity (the most profitable sector) also contributed to the positive trend.

In February 2001, Frutarom completed an additional significant step in its development by acquiring the activity and assets of the flavors and raw materials divisions of the British company, CPL Aromas Ltd. During the year, these activities were merged into the existing global activities of the Company's two Divisions, taking advantage of the synergism between old and new. This step contributes to the two Divisions' global activity in the fields of R&D, production and marketing. Experienced personnel were added to our existing staff, and the customer base, product range and production capacity all expanded.

This year, the Compounds Division continued the growth trend that has characterized it in recent years, and further established its activity worldwide. The Division's activity in the UK was transferred to the new, modern plant acquired at Kettering. A new subsidiary was opened in Ukraine as part of a strategy to develop in important target countries with developing markets. Frutarom regards the Compounds Division as a central element in its development strategy for the future and will continue to invest in reinforcing the activity of all of its subsidiaries worldwide and in seeking out acquisitions that can contribute to the Division's strength and growth.

2001 was not an easy year for the Fine Ingredients Division. Global over-capacity in production (mainly in the field of synthetic aroma chemicals), growing world competition, and substantial price decreases in some of the products it sells presented the Division with difficult challenges. Despite this, mainly due to a varied product mix and a strong position in its target markets, the Division achieved satisfactory results. The Division invests considerable efforts in developing unique, high profitability products. The Division also continually strives to expand its production systems, while at the same time to increase efficiency and reduce costs. Beginning production at a plant in Romania which was adapted to meet Frutarom's requirements is a part of this strategy. Frutarom's purchase of the CPL activity and assets added a new and modern plant at Teesside in north England to the Division's current bases in Israel and the US.

New products under development in the Division's laboratories worldwide will contribute to the continued upgrading of its product mix and, together with ongoing improvement in production efficiency, assist the Division in achieving its goals for the coming year.

In 2001, Frutarom began to reap the fruits of its investments in recent years in the ArtChem activity to develop and market unique raw materials in the peptide field, which are intended for the biotechnological pharmaceuticals industry. The Company continues to invest in developing this activity through both R&D and marketing, and is working with world leaders in the pharmaceutical industry who are among its customers, to develop unique projects and products. Frutarom sees great potential in this innovative, interesting field.

At the end of the year, Frutarom acquired 14 dunams (about 4 acres) of land next to its plant in Haifa, Israel.

Frutarom continued to invest this year in both Divisions' managerial, research & development, operations and marketing organizations. The Company is diligent in developing new products in all fields of activity and continues to invest in R&D, whether in its own laboratories or in cooperation with research institutes and universities, to ensure Frutarom's future development. In accordance with the Company's growth strategy, its management seeks and analyzes potential acquisitions in countries in which it is active. At the same time, the Company invests in establishing and expanding its business, primarily in strategic markets in which it has set up plants and marketing and sales offices in recent years.

The Company's management places prime importance on protecting the environment and ensuring the safety and wellbeing of its employees, and continues to invest extensive efforts and resources in these areas.

The progress achieved in 2001, together with the strategic steps Frutarom has taken, considerably strengthen the Company's foundation in two strong, focused and profitable Divisions. We hope that 2002 will be a year of continued growth and achievement for the Company.

We are grateful to the Shareholders for their trust and believe that, with the cooperation of our employees, the management's leadership, and our Shareholders' ongoing support, Frutarom will continue to develop and expand, and will successfully meet its goal of becoming one of the ten leading multinationals in the Flavor and Fragrance field.

The Board of Directors of Frutarom hereby expresses its deep appreciation to the Company's employees and management.

Dr. John J. Farber
Chairman
The Board of Directors

Ori Yehudai
President & CEO

Haifa, March 13, 2002

FRUTAROM INDUSTRIES LTD.
DIRECTORS REPORT TO THE SHAREHOLDERS
FOR THE YEAR ENDING DECEMBER 31, 2001

General

In 2001, Frutarom Industries Ltd. ("Frutarom" or "the Company") continued to successfully implement its strategy of combining natural growth in its core business with acquisitions of business and knowhow in key fields of activity and strategic geographical areas. Emphasis was, and will continue to be, placed on expanding current activities in existing locations and absorbing the synergistic activity acquired from the British company, CPL Aromas Ltd., during the first quarter of the year.

Frutarom is a multinational company with significant production and development centers on three continents (some 47% of the Company's production takes place outside of Israel), and the Company markets its products to 70 countries worldwide (76% of its sales are to customers outside of Israel).

Sales rose 25.6% this year to reach NIS 446.5 million (US$ 101.1 million). Gross profit rose 35.1% to NIS 136.5 million (US$ 30.9 million), while profitability also grew, as in previous years (30.5% in 2001 compared with 28.5% and 26.1% in 2000 and 1999, respectively). This improvement in profit and profitability was a result of the growth in sales and the ongoing improvement to the Company's product mix. Operating profit rose 31.1% to reach NIS 38.8 million (US$ 8.8 million), profit before tax rose 24.9% to NIS 27.6 million (US$ 6.3 million), and net profit rose 15.5% to NIS 18.6 million (US$ 4.2 million).

During the year, the activity and assets acquired in February 2001 from CPL were merged into the global activity of Frutarom's Compounds and Fine Ingredients Divisions. The additional knowhow, personnel, production capacity and market share have already contributed this year to strengthening the two Divisions. Frutarom's activity in the UK was consolidated at the two new, modern sites acquired in Kettering (for the Compounds Division) and Teesside (for the Fine Ingredients Division). The synergy between the acquired and the existing activities is contributing to Frutarom's position in its main target markets and to expansion of its customer and product bases.

Frutarom will continue to implement its expansion strategy through natural growth in its core activities and markets, and through acquisitions of companies active in fields and locales in which Frutarom already operates. The Company's goal is to become one of the ten leading companies in the world in its field within a few years.

I. Short Description of the Company and its Business Environment

A. The Company's Main Fields of Activity

The Frutarom Group develops, produces and markets flavors, fragrances, seasonings and seasoning compounds through the Compounds Division. The Company's Fine Ingredients Division develops, produces and markets raw materials intended primarily for the production of these compounds as well as botanical extracts and natural products, including standardized botanical extracts (Botanicare™). Through ArtChem, Frutarom develops, produces and markets raw materials in the peptide field, which are intended for use by the biotechnology pharmaceutical industry. In 2000, Frutarom entered the field of biotechnology in order to expand the Fine Ingredients Division's natural products line. A cooperation agreement was signed with Ben Gurion University, and the Fine Ingredients Division began producing and marketing polysaccharides and other natural products from algae. Through its subsidiary, Frutarom Trade & Marketing (1990) Ltd., the Company also markets various raw materials not produced by it, to customers in Israel.

Frutarom's products are intended for the food, beverage, flavor, fragrance, nutraceutical, functional food, food additives, pharmaceutical, cosmetic, and detergent industries. Frutarom's products are produced at its plants in Israel, the US, UK, China and Turkey.

Frutarom's products are sold on five continents and in over 70 countries. The Company's international marketing organization includes its marketing branches in Israel, the US, UK, France, China, Russia, Ukraine, Turkey, Brazil, Singapore, Hong Kong and India. The Company also works through local agents and distributors worldwide.

Frutarom's Compounds Division produces thousands of flavors, fragrances and seasoning compounds, according to formulas developed in its research and development laboratories in Israel, the US, UK, Russia, China and Turkey. Additionally, the Division produces food additives used primarily by the processed meat industry to improve the texture, color and taste of various food products.

The Compounds Division is characterized by considerable investment in researching and developing new products and markets, based on unique knowhow and experience garnered over many years. Most products are specially adapted to the different needs and palates of its customers worldwide. This Division is the most profitable of Frutarom's activities.

The Fine Ingredients Division produces over 600 assorted products, most of which are flavor and fragrance materials, natural and synthetic, used as raw materials in the production of flavors and fragrances. The Division produces aroma chemicals, flavor and fragrance materials from citrus fruits and their derivatives, botanical extracts, including standardized extracts of medicinal herbs, natural gums and stabilizers, polysaccharides from red algae, sunscreen agents, high purity laboratory chemicals, and specialty chemicals. . Frutarom continues to successfully invest resources in order to shift its production to raw materials and products with a relatively higher profitability while reducing production of less profitable ones.

During 2000, Frutarom entered the biotechnology field with the aim of broadening the Fine Ingredients Division's line of natural products while taking advantage of the synergism between its core activities and this field, which has expanded rapidly in recent years. Frutarom began ArtChem, an independent activity developing and producing raw materials in the peptide field, through unique methods developed in its R&D laboratories. These raw materials are intended for use by the pharmaceuticals industry in producing medicines through biotechnological processes.

B. <u>The Company's Fields of Activity and Their Characteristics</u>

The Flavors and Fragrances Industry

There are hundreds of producers in the worldwide industries of flavors and fragrances (compounds) and for raw materials for compounds, among them about ten large multinationals that lead the field. Over the past few years, the mergers and acquisitions trend has been intensive in this field, as in others in which the Company is active, which has heightened it's the field's concentration. The large flavor and fragrance multinationals are Frutarom's main competitors in food flavors as well as important customers for the Company's raw materials.

The global flavors and fragrances market is estimated at US$ 12 billion to US$ 14 billion annually, growing 2-4% in developed markets and over 10% in developing markets. The latter include markets in which Frutarom has begun independent activity in recent years, such as China, Russia, Turkey, Ukraine, and Brazil, which have contributed and are expected to continue contributing to growth in sales and profitability, mainly in the Compounds Division.

The Compounds Field

Competition in this field focuses on product quality and customer service, and to a lesser extent on price. Production processes are relatively simple and most resources are invested in product research and development and in adapting products to each customer's unique demands. The importance of a physical presence in target markets and of establishing close, long term relations with customers is recognized in this field. Frutarom continues to maintain a policy of intensifying and expanding its international activity in food flavors and seasoning compounds—a relatively high profitability field, by focusing on strategic target markets. In target countries, Frutarom establishes close relationships with local food manufacturers, cooperating with them on the development of new products. Frutarom's food engineers accompany local plants during the development process and assist in improving their products.

The Fine Ingredients Field

Most of the Fine Ingredients Division's products, which are also produced by several additional companies, are manufactured by processes in the public domain. Competition in this field focuses mainly on price, as well as on quality and service. As part of the Company's strategy to establish its position as a significant multinational supplier of raw materials to the flavors and fragrances industry, Frutarom continues to invest in developing, producing and marketing new, value added, high profitability products.

The integration of medicinal plants into foods and beverages to make functional foods is a growing worldwide trend. This trend combines two important fields of activity in which Frutarom has a relative advantage—flavors and natural botanical extracts, giving Frutarom a synergetic advantage that it utilizes to its benefit.

In order to achieve its targets in all fields of activity and heighten its competitive edge, Frutarom follows a strategy that blends natural growth, wide geographical dispersion, establishing subsidiaries in target countries, and acquiring businesses in its fields of activity. In line with this policy, early in 2001 Frutarom acquired the activity and assets of the flavors and raw materials divisions of CPL.

C. Dependency on Customers, Suppliers and Raw Material Sources

Frutarom's business is characterized by considerable dispersion. Thousands of raw materials are used to produce thousands of products that are sold to a wide variety of customers, including leading companies in the various fields, in many countries throughout the world.

The main raw materials purchased by Frutarom are citrus oils and other citrus derivatives, essential oils, chemicals, phosphates, seasonings, botanicals and gums. These raw materials are purchased from a very wide variety of suppliers, and most products have more than one supplier. The overseas subsidiaries, especially in China—an important source of raw materials—bolster the Company's purchasing organization.

Frutarom is not significantly dependent on any one of its raw materials suppliers, products or customers.

D. International Activity

Within Frutarom's field of activity and in view of the competition with the multinationals, a direct presence in important target markets is essential, especially in flavors, fragrances and seasoning compounds for the food industry. As part of this strategy, Frutarom operates subsidiaries in Israel, the USA, UK, China, Russia, Turkey, and Ukraine. Frutarom is working to establish subsidiaries in additional countries in which the Company wishes to base its activities.

Frutarom's research and development team is aggressive in its efforts to develop new products for both Divisions and adapt existing products to the unique palates of each of Frutarom's target markets.

II. Results of Activities

Sales rose 25.6% in 2001 to total NIS 446.5 million (US$ 101.1 million) compared with NIS 355.4 million (US$ 80.5 million) in 2000 (NIS 325.5 million or US$ 73.7 million in 1999).

This growth in sales is mainly the result of:

A. Growth in Frutarom UK's activity following consolidation of the activity of the two divisions purchased from CPL Aromas in February with Frutarom's overall activity in the UK and the world.
B. Continued growth in the Compounds Division, the more profitable of the Company's varied activities, due to the strengthened activity of most of Frutarom's subsidiaries worldwide. Frutarom will continue to invest in and strengthen the Compounds Division at all of its sites in the coming years.
C. Sales of raw materials in the peptides field (ArtChem) to the pharmaceutical industry, mainly through starting to supply an initial order for US$ 3 million from a global leader in this industry. Frutarom will continue to invest in this growing field and expects its activity to expand significantly.

Lower sales by Frutarom Trade & Marketing, mainly due to a global decrease in the prices of imported raw materials (not produced by Frutarom) that Frutarom markets in Israel, led to a certain decline in these products' sales to the Israeli market.

The Company's activity is seasonal, with lower sales in the third and especially the fourth quarters than in the first two. This seasonality is caused by the fact that a substantial portion of Frutarom's products are intended for the beverage and ice cream industries, whose products are consumed less in winter than in summer. The Company is acting to reduce this influence on the results of its activity.

Sales Development 1999 - 2001 (US$ million)



101.1
80.5
73.7
100
90
80
70
60
50
1999
2000
2001

Breakdown of Sales by Activity

	1999	2000	2001
Compounds	28.4%	32.4 %	38.8 %
Ingredients	62.8%	59.8 %	55.6 %
Trade & Marketing	8.8%	7.7%	5.6%

Breakdown of Sales by Geographical Region



Rest of World
4.1%
USA 28.7%
Europe 32.5%
Asia 11.2%
Israel 23.5%

Frutarom's gross margin rose 35.1% in 2001 to reach NIS 136.5 million (US$ 30.9 million) compared with NIS 101.0 million (US$ 22.9 million) in 2000 (NIS 86.5 million or US$ 19.6 million in 1999). The increase in profit and profitability (30.5%, 28.5%, and 26.1%, respectively) results mainly from higher sales and ongoing improvement in the Company's product mix. Frutarom will continue to work at maintaining this positive trend in profitability through:

A. Continued growth in sales.
B. Increasing the Compounds Division's relation portion in the Company's sales due to it higher profitability.
C. Developing and introducing new, relatively high value added products to the Fine Ingredients Division's production and marketing organizations. Success in introducing these products contributed to lessening the impact of the significant price erosion and sharpened competition in some raw materials, particularly synthetic aroma chemicals produced by the Division.

Selling, administration and general expenses totaled NIS 97.7 million (US$ 22.1 million) compared with NIS 71.4 million (US$ 16.2 million) in 2000. The increase in expenses results mainly from the addition of the business activity acquired from CPL during the first quarter of 2001. This acquisition expands and enlarges the infrastructure and geographical spread of Frutarom's global business activity, and strengthens and adds substance to the foundation for continued future growth.

Operating profit continued rising, as in previous years, and reached NIS 38.8 million (US$ 8.8 million), up 31.1% compared with NIS 29.6 million (US$ 6.7 million) in 2000. Profitability also continued to rise, reaching 8.7% compared with 8.3% in 2000 and 6.1% in 1999.

Finance expenses for the year amounted to NIS 10.2 million (US$ 2.3 million) compared with NIS 6.9 million (US$ 1.6 million) for 2000. This growth was caused mainly by the increase in bank loans used to finance the CPL activity acquisition. The devaluation in the NIS against the US dollar in 2001 (9.3%) as opposed to the 2.7% revaluation in 2000 contributed to the increased expenses. Lower global interest rates had a positive influence, as they caused the average interest rate to decline compared with 2000.

Profit before tax for 2001 rose 24.9% to NIS 27.6 million (US$ 6.3 million) compared with NIS 22.1 million (US$ 0.5 million) during 2000.

Tax on income for the year totaled NIS 9.0 million (US$ 2.0 million) (32.6% of profit before tax) compared with NIS 6.0 million (US$ 1.4 million) (27.1% of profit before tax) in 2000. The growth in the tax rate is primarily due to the devaluation in the NIS against the US dollar in 2001 (9.3%), which increases deferred tax, as opposed to the 2.7% revaluation in 2000.

Net profit grew 15.5% to NIS 18.6 million (US$ 4.2 million) in 2001.

Development of Profit and Profitability (in USD millions)


Gross Profit
19.6
22.9
30.9
Operating Profit
4.5
6.7
8.8
Profit before Tax
3.2
5
6.3
Net Profit
2.3
3.6
4.2
1999
2000
2001

III. Financial Status

Total assets on December 31, 2001 amounted to NIS 391.4 million (US$ 88.6 million) compared with NIS 293.8 million (US$ 66.5 million) at the end of 2000. The growth is in receivables, fixed assets, inventory and intangible assets, mainly as a result of adding the assets of the divisions acquired from CPL during February 2001.

In November 2001 Frutarom acquired from Namlit Industries Ltd. (in receivership) about 4 acres of land, including the buildings on it and the accompanying rights, in consideration for NIS 8.8 million (US$ 2.1 million). The land is located in the Haifa Bay area, adjacent to the main Haifa-Acco road and the land that Frutarom owns, and includes buildings and sheds. The additional land will be used by Frutarom to replace currently rented areas and for possible future expansion of its activity in Israel. Frutarom expects this acquisition to result in savings on expenses, including rental, freight and storage.

IV. Liquidity

The Company continued to improve its cash flow from operating activity, which reached NIS 29.6 million (US$ 6.7 million) compared with NIS 24.6 million (US$ 5.5 million) in 2000 and NIS 21.6 million (US$ 4.9 million) in 1999. Following a payment of approximately NIS 13.0 million (US$ 2.9 million) for inventory, receivables, and creditors within the framework of the CPL activity acquisition, the current cash flow was NIS 16.6 million (US$ 3.7 million).

V. Sources of Finance

A. Equity

Equity at December 31, 2001 totaled NIS 152.3 million (US$ 34.5 million) (38.9% of the total balance sheet). The Company's equity rose NIS 17.9 million (US$ 4.0 million), mainly due to the period's profit.

B. Long Term Loans (Including Current Maturities of Long Term Loans)

The average scope of long term credit from banks during 2001 totaled NIS 125.0 million (US$ 28.3 million). During 2000, the Company had NIS 66.4 million (US$ 15.0 million) at its disposal. The main factor in the growth in long term credit is the UK activity acquisition during the first quarter.

C. Short Term Loans (Excluding Current Maturities of Long Term Loans)

The average scope of short term credit from banks totaled NIS 22.3 million (US$ 5.1 million). During 2000, the Company had NIS 13.3 million (US$ 3.0 million) at its disposal.

D. Credit From Suppliers and Customers

The average scope of credit from suppliers and other creditors was NIS 97.8 million (US$ 22.1 million) (NIS 70.8 million or US$ 16.0 million in 2000). During 2001, Frutarom granted average credit of NIS 109.0 million (US$ 24.7 million) to receivables (NIS 80.6 million or US$ 18.3 million during 2000). The growth in these items is due to the 25.6% expansion in sales and the activity acquisition from CPL.

VI. Disclosures about Market Risk

A. General

The Company's activity is characterized by considerable dispersion. Through its two Divisions, the Company produces thousands of products intended for hundreds of customers worldwide, using hundreds of raw materials purchased from a wide range of suppliers throughout the world. As stated, the Company is not substantially dependent on any one supplier or customer, nor on any of its products.

The Chief Financial Officer, Mr. Alon Granot, is responsible for managing market risk as relates to exchange rates and interest. The Managers of the two Divisions, Mr. Yuval Levy and Mr. Malachi Alper, are responsible for managing market risk as it relates to changes in raw material prices. The Company's Management and Board of Directors are updated on significant changes in the Company's exposure to various risks, and conduct discussions as needed.

B. Raw Material Price Risks

Many of the raw materials used by the Company are natural products which are seasonal. The Company purchases these for stock, generally during the season. Purchases are made out of season when necessary, sometimes at higher prices. The Company does not normally make futures transactions.

The Company is exposed to price changes in raw materials it uses in accordance with global price trends for these materials. The Company's Purchasing Department maintains an ongoing follow-up on material prices. Selling prices of the Company's products are adjusted, as needed and as possible, to significant and lengthy fluctuations in raw material prices.

C. Currency Risks

Most of the Company's sales worldwide are conducted in US dollars. Some, following the CPL acquisition, are in Pounds Sterling. A negligible amount is in European currencies to some European countries (mainly the Euro). In Israel, sales are in NIS. The fact that raw material purchases for Frutarom's production are also conducted in various currencies reduces currency exposure. NIS sales to customers generally exceed NIS purchases from suppliers, resulting in currency exposure when the NIS is devalued against the US dollar, as happened during the last quarter of 2001. Currency exposure is reviewed at least on a quarterly basis. The Company does not generally take external hedging actions or use other financial instruments for protection against currency fluctuations.

D. Interest Risk

Most of the Company's loans, short and long term, are US dollar linked and bear variable Libor interest. (Recently a loan was taken in Pounds Sterling to finance the CPL acquisition.) The Company's policy is not to take protective steps against possible interest rises. The terms of some of the Company's loans allow it to repay loans and occasionally change the loan currency and interest rates based on its own judgement and changing market conditions.

VII. External Influences

A. Market Developments

1. The Israeli market has been influenced by the recession and slowdown in the Israeli economy, which continued throughout most of 2001, and the deteriorated security situation. Frutarom's sales in the Israeli market were not substantially affected by these trends.

2. The global economic situation and recessionary trend in important target countries has also influenced Frutarom's results to some extent. An improved economic situation in Israel, the USA and other countries will contribute to Frutarom's success in attaining its goals.

3. There is a global production over capacity in the Fine Ingredients Division's main target markets, especially in the field of synthetic aroma chemicals, which intensifies competition and causes price decreases in some of the Division's products. Frutarom diligently develops new products with a higher profitability than the average for

the Division's products, and introduces them into the Company's production and marketing organization.

4. The large multinationals in the food, cosmetics and detergents industries also continued to stabilize and expand their activity in Israel this year and now control major market segments. In recent years, their activity has intensified the importation and local production of international brand names, using imported raw materials, but has also created opportunities to introduce Frutarom's unique products to these same companies.

B. Exchange Rate Fluctuations

In Israeli companies, a surplus or deficit in NIS financial assets compared with NIS financial commitments is influenced by real fluctuations in the NIS rate against the US dollar.

The US subsidiary is an autonomous business unit whose activity is conducted in US dollars. Fluctuations in the US dollar exchange rate do not affect its business results.

The UK subsidiary is an autonomous business unit whose activity is conducted in Pounds Sterling. Fluctuations in the US dollar exchange rate against the British Pound do not affect its business results.

C. Ecology

Frutarom regards environmental protection to be of primary importance. Frutarom's activities are bound by various laws, regulations and orders relating to environmental protection. These are territorial and differ for each of Frutarom's locations. In Israel (as at Frutarom's other sites), these laws relate to hazardous materials, odors and industrial waste.

Frutarom meets the strict requirements of the various authorities entrusted with environmental protection.

VIII. Payments under Section 123(A) of the Companies Ordinance

The Company does not have a written plan for incentive payments as a method for encouraging achievements and success. However, the Company's policy is to grant senior officeholders yearly monetary bonuses in accordance with the Board of Directors' assessment of the officeholders' performance and contribution to its achievements. The Company also continued to operate an Options Plan for senior officeholders in 2001.

During 2001, bonuses were distributed as stated to officeholders in view of their achievements in 2000.

The Board of Directors of the Company held six meetings during the period under report.

The Board of Directors thanks Frutarom's employees and management for the Company's achievements.

Dr. John J. Farber	Ori Yehudai
Chairman of the Board	President & CEO
	Member of the Board

March 13, 2001

FRUTAROM INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

H. MILLNER & Co.
Certified Public Accountants (Isr.)

AUDITORS' REPORT
TO THE SHAREHOLDERS OF
FRUTAROM INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of **FRUTAROM INDUSTRIES LTD.** ("the Company") and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain consolidated subsidiaries, which statements reflect total assets constituting approximately 52% and 45% of total consolidated assets at December 31, 2001 and 2000, respectively, and whose sales constitute approximately 60%,50% and 53% of total consolidated sales for each of the years ended December 31, 2001, 2000 and 1999, respectively. The financial statements of those subsidiaries were audited by other auditors whose reports have been furnished to us and our opinion insofar as it relates to the amounts included for such consolidated subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards, including those prescribed by the Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors, provide a reasonable basis for our opinion. The financial statements have been prepared in New Israel Shekel remeasured in terms of U.S.Dollars, in compliance with opinions of the Institute of Certified Public Accountants in Israel.

In our opinion, based upon our audits and the reports of the other auditors referred to above, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000 and the consolidated results of their operations, changes in shareholders' equity and cash flows for each of the three years in the period then ended, in conformity with accounting principles generally accepted in Israel. The accounting principles as applicable to these financial statements are practically identical, in all material respects, to generally accepted accounting principles in the United States. A reconciliation of income and shareholders' equity presented under Israeli GAAP and under U.S. GAAP is included in Note 19. Also, in our opinion, the above financial statements comply with the requirements of the Securities (Preparation of Annual Financial Statements) Regulation, 1993.

H. Millner & Co.
H. MILLNER & CO.
Certified Public Accountants (Isr.)

Haifa, March 13, 2002

FRUTAROM INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS
ADJUSTED FOR CHANGES IN THE U.S. DOLLAR RATE OF EXCHANGE

		DECEMBER 31,		
		2001	2001	2000
	NOTE	$ '000 NOTE 1.1.5	N.I.S. '000	
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents		1,619	7,150	4,200
Receivables -				
Trade	2	21,597	95,372	71,812
Other	3	3,185	14,065	13,343
Inventories	4	22,198	98,026	87,484
Total current assets		48,599	214,613	176,839
PROPERTY, PLANT AND EQUIPMENT	5			
Cost, net of accumulated depreciation		32,290	142,593	106,534
INTANGIBLE ASSETS AND DEFERRED EXPENSES	6	7,735	34,158	10,437
		88,624	391,364	293,810

CONSOLIDATED BALANCE SHEETS - continued

		DECEMBER 31,		
		2001	2001	2000
	NOTE	$ '000 NOTE 1.1.5		N.I.S. '000
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Short term loans from banks	7	8,519	37,620	28,104
Suppliers		11,742	51,853	47,551
Creditors and accruals	8	8,704	38,437	26,555
Total current liabilities		28,965	127,910	102,210
LONG TERM LIABILITIES				
Long term debt	9	23,234	102,602	49,989
Employee rights upon retirement	10	402	1,775	2,190
Deferred income taxes	11	1,522	6,721	4,943
Total long term liabilities		25,158	111,098	57,122
SHAREHOLDERS' EQUITY		34,501	152,356	134,478
COMMITMENTS AND CONTINGENT LIABILITIES	15			
		88,624	391,364	293,810

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF

ORI YEHUDAI
President, Managing Director
Member of the Board of Directors

ARIEL GINSBURG
Member of the Board of Directors

THE CONSOLIDATED FINANCIAL STATEMENTS WERE APPROVED BY THE BOARD OF DIRECTORS ON MARCH 13, 2002

FRUTAROM INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF INCOME
ADJUSTED FOR CHANGES IN THE U.S. DOLLAR RATE OF EXCHANGE

	NOTE	2001 $ '000 NOTE 1.1.5	2001	2000	1999
			YEAR ENDED DECEMBER 31, N.I.S. '000		
Sales	12.1	101,115	446,524	355,483	325,583
Cost of sales	12.2	70,203	310,017	254,422	239,088
Gross profit		30,912	136,507	101,061	86,495
Operating expenses -					
Selling and marketing	12.3	13,363	59,011	40,507	37,669
General and administrative	12.4	8,768	38,719	30,909	29,053
		22,131	97,730	71,416	66,722
Income from operations before financial expenses		8,781	38,777	29,645	19,773
Financial expenses, net	12.5	(2,304)	(10,175)	(6,864)	(5,551)
Income before other income		6,477	28,602	22,781	14,222
Other expenses, net	12.6	(222)	(980)	(671)	(36)
Income before taxes on income		6,255	27,622	22,110	14,186
Taxes on income	13	2,047	9,040	6,001	3,914
Net income for the year		4,208	18,582	16,109	10,272
		DOLLAR	N. I. S.		
Basic earnings per N.I.S..1 n.v. share	1.8	0.10	0.45	0.39	0.25

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF

FRUTAROM INDUSTRIES LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
ADJUSTED FOR CHANGES IN THE U.S. DOLLAR RATE OF EXCHANGE

	SHARE CAPITAL	PREMIUM ON SHARES	ADJUSTMENTS FROM TRANSLATION OF CONSOLIDATED NON ISRAELI SUBSIDIARIES	RETAINED EARNINGS	SHARE - HOLDERS' EQUITY
			N.I.S. '000		
Balances at January 1, 1999	56,340	21,490	(94)	30,544	108,280
Adjustments from translation of consolidated subsidiaries	-	-	43	-	43
Net income 1999	-	-	-	10,272	10,272
Balances at January 1, 2000	56,340	21,490	(51)	40,816	118,595
Adjustments from translation of consolidated subsidiaries	-	-	(226)	-	(226)
Net income 2000	-	-	-	16,109	16,109
Balances at January 1, 2001	56,340	21,490	(277)	56,925	134,478
Adjustment of tax influence on issuance of shares	-	(239)	-	-	(239)
Adjustments from translation	-	-	(465)	-	(465)
Net income 2001	-	-	-	18,582	18,582
Balances at December 31, 2001	56,340	21,251	(742)	75,507	152,356

	DECEMBER 31, 2001	DECEMBER 31, 2000
Statutory share capital (nominal value) - Ordinary shares of N.I.S. 1 par value		
Authorized	60,000,000	60,000,000
Issued and paid	41,041,357	41,041,357

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF

FRUTAROM INDUSTRIES LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY ADJUSTED FOR CHANGES IN THE U.S. DOLLAR RATE OF EXCHANGE

	SHARE CAPITAL	PREMIUM ON SHARES	ADJUSTMENTS FROM TRANSLATION OF CONSOLIDATED NON ISRAELI SUBSIDIARIES	RETAINED EARNINGS	SHARE - HOLDERS' EQUITY
	$ '000 - NOTE 1.1.5				
Balances at January 1, 2001	12,758	4,866	(63)	12,891	30,452
Adjustments from translation of consolidated subsidiaries	-	(54)	-	-	(54)
Adjustment of tax influence on issuance of shares	-	-	(105)	-	(105)
Net income 2001	-	-	-	4,208	4,208
Balances at December 31, 2001	12,758	4,812	(168)	17,099	34,501

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF

FRUTAROM INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
ADJUSTED FOR CHANGES IN THE U.S. DOLLAR RATE OF EXCHANGE

	YEAR ENDED DECEMBER 31,			
	2001	2001	2000	1999
	$ '000 NOTE 1.1.5	N. I. S. '000		
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	4,208	18,582	16,109	10,272
Adjustments to reconcile net income to net cash provided by (used for) operating activities	(440)	(1,942)	8,513	11,345
Net cash provided by operating activities	3,768	16,640	24,622	21,617
CASH FLOWS FOR INVESTING ACTIVITIES				
Purchase of fixed assets	(11,086)	(48,957)	(15,548)	(14,688)
Proceeds from sale of fixed assets	60	264	697	61
Investment in subsidiary first consolidated	-	-	-	(12,476)
Other investments, net	(6,098)	(26,928)	(7,283)	(150)
Cash flows for investing activities	(17,124)	(75,621)	(22,134)	(27,253)

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

	YEAR ENDED DECEMBER 31,			
	2001	2001	2000	1999
	$ '000 NOTE 1.1.5	N. I. S. '000		
CASH FLOWS FROM (FOR) FINANCING ACTIVITIES				
Increase (decrease) in long term debt, net	14,409	63,629	(14,768)	7,182
Increase (decrease) in short term bank loans, net	(340)	(1,500)	14,182	(1,612)
Net cash from (for) financing activities	14,069	62,129	(586)	5,570
Translation differences on cash balances of consolidated non Israeli subsidiaries	(45)	(198)	(35)	(26)
Increase (decrease) in cash and cash equivalents	668	2,950	1,863	(92)
Cash and cash equivalents beginning of year	951	4,200	2,337	2,429
Cash and cash equivalents end of year	1,619	7,150	4,200	2,337

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

	YEAR ENDED DECEMBER 31,			
	2001	2001	2000	1999
	$ '000 NOTE 1.1.5	N. I. S. '000		
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES				
(Income) expenses not involving cash flows -				
Depreciation and amortization	3,396	14,996	10,175	8,574
Increase in deferred taxes	403	1,778	729	357
Loss from sale of fixed assets	-	-	243	-
(Decrease) increase in employee rights upon retirement	(93)	(409)	234	(768)
CHANGES IN CERTAIN ASSETS AND LIABILITIES				
Receivables -				
Trade	(4,971)	(21,954)	(6,453)	(3,474)
Other	(169)	(748)	(895)	(795)
Inventories	(2,625)	(11,591)	(2,464)	543
Suppliers	985	4,352	5,153	5,860
Creditors and accruals	2,634	11,634	1,791	1,048
	(440)	(1,942)	8,513	11,345

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF

FRUTAROM INDUSTRIES LTD.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

GENERAL

[A] Frutarom Industries Ltd. (hereinafter "the company" or "FIL") is a publicly traded Israeli company. The shares of the company are traded on the Tel Aviv Stock Exchange. It operates principally through its subsidiary Frutarom Ltd. The company is also the owner of the land on which the subsidiary is located.

[B] Frutarom Ltd. and its subsidiaries process raw materials for the food, beverages and pharmaceutical industries and food flavors principally for the victual industry. In addition, they are engaged in trading and marketing of raw materials primarily for the above industries in Israel.

[C] Definitions :

THE COMPANY OR "FIL"	Frutarom Industries Ltd.
PARENT COMPANY OR ICC	ICC Industries Inc. and ICC Handels AG, ZUG (main shareholder)
CONSOLIDATED COMPANIES-SUBSIDIARIES	Companies wholly owned . Their financial statements are consolidated with those of FIL
RELATED PARTY	Electrochemical Industries (1952) Ltd. Subsidiary of the parent company
DOLLAR	United States Dollar
N.I.S.	New Israel Shekel
CPI	Israeli Consumer Price Index

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

1.1 Adjusted consolidated financial statements

1.1.1 General - The adjusted consolidated financial statements, have been prepared on the basis of cost, adjusted for the changes in the Dollar/N.I.S. exchange rate, in conformity with principles set forth in opinions of the Institute of Certified Public Accountants in Israel. The adjusted amounts of non monetary assets do not necessarily represent realizable values but historical values adjusted on the basis of the changes in the Dollar/NIS exchange rate. In these adjusted consolidated financial statements, the term "cost" means cost in adjusted N.I.S. The adjusted N.I.S. amounts represent Dollars at the exchange rate as of December 31,2001- one Dollar equals N.I.S.4.416. Comparative figures have been adjusted accordingly.

1.1.2 Adjusted Balance Sheets - Non monetary items (fixed assets, net of related investment grants and depreciation, inventories, other assets and shareholders' equity) have been adjusted on the basis of the changes in the Dollar/N.I.S. exchange rates since acquisition or origination. Deferred taxes are computed on the adjusted amounts.

1.1.3 Adjusted Statements of Income - Adjusted on the basis of the average monthly exchange rates in effect in month of transaction till date of these financial statements. Components relating to non monetary balance sheet items (depreciation and changes in inventories) were adjusted on the same basis as the related balance sheet items).

1.1.4 Information on the representative exchange rate of the Dollar the Euro and the C.P.I. :

END OF	1 DOLLAR	1 EURO	C.P.I. *
	EQUALS N.I.S.		
2001	4.42	3.90	170.9
2000	4.04	3.76	168.5
1999	4.15	4.17	168.5
THE CHANGE DURING		IN PERCENTAGES	
2001	9.3	3.72	1.4
2000	(2.7)	(10.85)	-
1999	(0.2)	-	1.3

* Base year 1993.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - continued

1.1.5 Convenience translation into Dollars - For the convenience of the reader, the consolidated financial statements as of December 31, 2001 and for the year then ended, have also been stated in Dollars on the basis of the representative exchange rate as at December 31, 2001. The Dollar amounts are not to be construed to represent amounts receivable, payable or convertible into Dollars, unless otherwise stated.

1.2 Principles of consolidation

1.2.1 The consolidated financial statements include the financial statements of subsidiaries (directly or indirectly held). A listing of consolidated companies is given on page 43.

1.2.2 Consolidation is based on the financial statements of the consolidated subsidiaries, after adjustments due to the application of uniform accounting principles. Material inter- company transactions and balances have been eliminated in consolidation.

1.2.3 Financial statements of consolidated foreign companies - The principal consolidated foreign companies, are treated as independent companies. The financial statements of those companies are included in the consolidation based on exchange rates on date of financial statements. Differences resulting from FIL's share in the equity of these companies and the book value of the investments as adjusted for the changes in the exchange rate of the Dollar/N.I.S., are presented in the Statements of Changes in Shareholders' Equity.

1.3 Inventories - Are stated at the lower of cost or market. Cost is determined as follows :

Raw and packaging materials - Cost, not exceeding market on moving average basis and for one consolidated subsidiary using the specific identification method ;

Finished and intermediate products - Calculated cost, not exceeding market value ;

1.4 Property, plant and equipment - Are stated at cost (net of accumulated depreciation and investment grants). The straight line depreciation method on cost at equal annual rates over the estimated useful lives of the assets is provided.

1.5 Intangible assets and deferred expenses - Knowhow and goodwill are stated at cost and written off over 20 years. Foundation expenses are stated at cost (net of capital write off) and are amortized over a period not exceeding 10 years. Expenses resulting from a share option plan for "office holders" of the company, are written off over three years.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - continued

1.6 Deferred income taxes - Deferred income taxes are provided for differences between the amounts included in these adjusted consolidated financial statements and for tax purposes. Deferred income taxes are computed at tax rates expected to apply to taxable income in the years in which these temporary differences are to be released to the statements of income. Deferred income taxes have been computed principally on differences between depreciation of fixed assets (excluding buildings) for accounting and for tax purposes, differences between the value of inventories for accounting and for tax purposes, timing differences, including for one consolidated company, loss for tax purposes. The amount of deferred taxes included in the statements of income, represents the change in the liability for deferred taxes for the respective year. Deferred taxes on profits which may arise in the event of the sale of investments in subsidiaries, have not been taken into account, as the company does intend to hold these investments.

1.7 Allowance for doubtful accounts - The company and its consolidated subsidiaries provide for specific debts.

1.8 Earnings per share - Were computed on the average nominal capital outstanding amended retroactively for the benefit included in the price of the shares issued under the "Rights Issue". The computation is in compliance with an opinion issued by the Institute of Certified Public Accountants in Israel. The number of shares outstanding for computing basic earnings per share of nominal N.I.S.. 1 each is - for 2001, 2002 and 1999 41,041,357.

1.9 Cash and cash equivalents - Cash and unrestricted deposits for a period not exceeding three months.

1.10 Income is recognized upon shipment of products.

1.11 Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - continued

1.12 Adoption of new accounting standards

In May, 2001, the Financial Accounting Standards Board issued Accounting Standard 11 in respect of segment operations and in October, 2001, Accounting Standard 12 in respect of the discontinuation of the adjustment of financial statements and Accounting Standard 13 in respect of the impact of the changes in foreign currency exchange rates.

Accounting Standard 11 applies to segment reporting. This standard is based on International Accounting Standard No. 14 under which the Company accounted for as this was the common practice in Israel. Accounting Standard 11 will apply to the financial statements as of January 1, 2002.

Accounting Standard 12 addresses the discontinuation of the adjustment of financial statements. In conformity with this Standard, the adjustment of financial statements to the changes in the Dollar/Shekel exchange rates, will be discontinued as of January 1, 2003. Through December 31, 2002, the Company will continue to prepare adjusted financial statements in compliance with Opinion 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts as per December 31, 2002, financial statements will constitute the basis for reporting in nominal amounts as of January 1, 2003.

Accounting Standard 13 applies to the influence of the changes in exchange rates. This Accounting Standard replaces pronouncements 8 and 9 to Opinion 36 of the Institute of Certified Public Accountants in Israel and which are revoked with the discontinuation of the adjustment of financial statements.

Accounting Standard 13 governs the translation of transactions in foreign currency and the translation of financial statements of foreign operations so as to include these in the financial statements of the reporting entity. The rules applying to the translations under Standard 13 are different from those applied presently. Standard 13 will apply to financial statements as of December 31, 2002.

	DECEMBER 31,		
	2001	2001	2000
	$ '000 NOTE 1.1.5	N.I.S. '000	

NOTE 2 - RECEIVABLES - TRADE

Customers	21,075	93,067	70,501
Notes and cheques	1,379	6,090	4,399
	22,454	99,157	74,900
Allowance for doubtful accounts	(857)	(3,785)	(3,088)
	21,597	95,372	71,812

NOTE 3 - RECEIVABLES - OTHER

Employees	172	760	1,121
Government and other entities	666	2,941	3,646
Parent Company	324	1,431	1,467
Sundry debtors and receivables	2,023	8,933	7,109
	3,185	14,065	13,343

NOTE 4 - INVENTORIES

Raw and packaging materials	9,253	40,861	35,622
Finished and intermediate products	12,945	57,165	51,862
	22,198	98,026	87,484

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

	COMPOSITION OF ASSETS BY MAJOR CLASSIFICATIONS					
	LAND AND BUILDINGS	PLANT, MACHINERY AND EQUIPMENT	IMPROVE-MENTS IN RENTED BUILDINGS	CARS AND FORKLIFTS	COMPUTERS AND OFFICE EQUIPMENT	TOTAL
	N. I. S. '000					
COST -						
Balance January 1. 2001	42,174	103,221	7,187	6,607	15,927	175,116
Additions	16,450	21,988	4,416	1,086	4,593	48,533
Deletions	-	(9)	-	(675)	-	(684)
Balance December 31,2001	58,624	125,200	11,603	7,018	20,520	222,965
ACCUMULATED DEPRECIATION -						
Balance January 1, 2001	7,483	45,394	2,924	3,586	9,195	68,582
Additions	1,303	7,202	296	662	2,747	12,210
Deletions	-	-	-	(420)	-	(420)
Balance December 31,2001	8,786	52,596	3,220	3,828	11,942	80,372
Depreciated balance December 31,2001	49,838	72,604	8,383	3,190	8,578	142,593
Depreciated balance December 31,2000	34,691	57,827	4,263	3,021	6,732	106,534

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT - continued

COMPOSITION OF ASSETS BY MAJOR CLASSIFICATIONS

	LAND AND BUILDINGS	PLANT, MACHINERY AND EQUIPMENT	IMPROVE-MENTS IN RENTED BUILDINGS	CARS AND FORKLIFTS	COMPUTERS AND OFFICE EQUIPMENT	TOTAL
	$ '000 - NOTE 1.1.5					
COST -						
Balance January 1. 2001	9,550	23,374	1,627	1,496	3,607	39,654
Additions	3,726	4,979	1,000	246	1,040	10,991
Deletions	-	(2)	-	(153)	-	(155)
Balance December 31,2001	13,276	28,351	2,627	1,589	4,647	50,490
ACCUMULATED DEPRECIATION -						
Balance January 1, 2001	1,695	10,279	662	812	2,082	15,530
Additions	295	1,631	67	150	622	2,765
Deletions	-	-	-	(95)	-	(95)
Balance December 31,2001	1,990	11,910	729	867	2,704	18,200
Depreciated balance December 31,2001	11,286	16,441	1,898	722	1,943	32,290

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT - continued

[a] Depreciation

ASSET CATEGORY	PERCENTAGES	
Buildings, roads and infrastructure	2.5%-5%	mainly 2.5%
Plant, machinery and equipment	2%-10%	mainly 10%
Improvements in rented buildings	5%-10%	mainly 5%
Vehicles and forklifts	15%-20%	mainly 15%
Computers and office equipment	6%-33%	

[b] Additional information -

1. Land and buildings -

Land located in the Haifa Bay Industrial Area - 9.837 sqm. on lease to Frutarom Ltd. Land located in the Industrial Zone Acre, South - 5,412 sqm. on capitalized lease. The lease will expire in June 2037, with an option for an additional lease for a period of 49 years.

2.1 In November 2001 lease rights adjacent to the Frutarom Ltd., Haifa Bays' facility in respect of 14,700 sqm were acquired. The lease is from the Israel Land Authority for 49 years through 2032-2042. The lease has not yet been registered in the Land Registry.

2.2 In the year under review Frutarom U.K. Ltd. bought in Teeside 24,500 sqm. freehold land. The purchase was effected under an agreement of February, 2001 for the acquisition of the assets and activities of the compounds and raw material division of CPL Aromas Ltd., U.K. (CPL). The Company also acquired in Kettering 6,740 sqm. leasehold land. The lease is for a duration of 15 year as of January 6, 1999 with rent reviews every 5 years.

2.3 Land 2,640 sqm. and buildings thereon in the United Kingdom, where Frutarom U.K. Ltd. (a subsidiary of Frutarom Ltd.) is located. The Company intends to sell the land and buildings. After the purchase of CPL the facility was transferred to the site in Kettering.

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT - continued

[b] Additional information - continued

3. Frutarom Incorporated owns 31,940 Sqm. located in New Jersey, United States. The manufacturing facility of this consolidated company is located on this land.

4. Frutarom Flavors (KUNSHAN) Company Ltd. acquired "Land Use Rights" of 15,153 Sqm. located in China. The manufacturing facility of this consolidated company is located on this land.

[c] Plant, machinery and equipment -

Includes as of December 31, 2001 investments in progress of N.I.S.'000 7,200 (Dollars '000 1,630) including an expansion in the U.S.A. The U.S. subsidiary expanded and renewed its manufacturing facilities, including the purchase of machinery and equipment to be used either in the U.S. subsidiary or by Frutarom Ltd. Through December 31, 2001, the U.S. subsidiary invested about Dollars '000 1,067, included under investments in progress.

[d] An investment plan for NIS.'000 29,000 (Dollars '000 6,567) was approved by the Investment Center. The project has been completed but final approval has not yet been received. The company also submitted an application to the Investment Center for an "Approved Enterprise" project for a new manufacturing facility in an "A" national priority region. It is estimated that the cost of the new facility, not including cost of land, will be about Dollars '000 24,000. Approval of the plan has been received but no investments have yet been made.

[e] As to pledges and liens - see Note 16.

		DECEMBER 31,		
		2001	2001	2000
		$ '000 NOTE 1.1.5	N.I.S. '000	
NOTE 6 - INTANGIBLE ASSETS AND DEFERRED EXPENSES NET OF WRITE OFF				
Knowhow	6.1	2,225	9,828	7,001
Goodwill		4,858	21,451	905
Formation expenses		151	667	887
Other assets	6.2	501	2,212	1,644
		7,735	34,158	10,437
Balance beginning of year		2,363	10,437	4,513
Additions		6,003	26,507	7,270
Write off during the year		(631)	(2,786)	(1,346)
Balance end of year		7,735	34,158	10,437

6.1 In September, 2000, Frutarom Ltd. signed a contract for the acquisition of knowhow in respect of essences and natural extracts under a unique process. Frutarom Ltd. paid for the knowhow Dollars '000 1,900, included in this item. In addition, it is committed for additional payments for the knowhow as per note 15.4.

6.2 Including Dollars '000 4,700 paid during 2001 by Frutarom U.K. Ltd. for the purchase of the assets and activity of CPL Aromas Ltd.

6.3 Including an amount of N.I.S. '000 2,018 (Dollars '000 457) for a share option plan to "Office Holders" of the subsidiary company. To comply with a resolution of the Directors, funds were transferred to a trustee for the purchase of shares of FIL . The options were allotted without consideration. Each option is exercisable into an ordinary share of N.I.S. 1 nominal value in consideration for one third of the cost of acquisition paid by the trustee.

	DECEMBER 31,		
	2001	2001	2000
	$ '000 NOTE 1.1.5	N.I.S. '000	

NOTE 7 - SHORT TERM LOANS FROM BANKS

	2001 $ '000	2001 N.I.S. '000	2000 N.I.S. '000
Banks	3,457	15,266	16,766
Current maturities of long term debt	5,062	22,354	11,338
	8,519	37,620	28,104

	INTEREST RATE DECEMBER 31,2001	2001 $ '000	2001 N.I.S. '000
Dollar loans	Libor + 0.4%	3,457	15,266

As to collaterals - see Note 16.

NOTE 8 - CREDITORS AND ACCRUALS

	2001 $ '000	2001 N.I.S. '000	2000 N.I.S. '000
Employees and related liabilities	1,992	8,797	9,011
Government and other entities	1,293	5,710	2,173
Parent company	59	261	-
Affiliated company	-	-	742
Accrued expenses and sundry creditors	5,360	23,669	14,629
	8,704	38,437	26,555

	DECEMBER 31,		
	2001	2001	2000
	$ '000 NOTE 1.1.5	N.I.S. '000	

NOTE 9 - LONG TERM DEBT

Banks	28,296	124,956	61,327
Current maturities	(5,062)	(22,354)	(11,338)
	23,234	102,602	49,989

As to collaterals - see Note 16.

	INTEREST RATE DECEMBER 31,2001		
Dollar loan	Libor+2%	9,310	41,114
Dollar loan	Libor+0.25%-0.45%	10,000	44,160
Pound Sterling loan	Libor+0.35%-0.44%	8,986	39,682
		28,296	124,956

Maturities after balance sheet date

First year (current maturities)	5,062	22,354	11,338
Second year	4,595	20,292	41,155
Third year	12,746	56,286	4,417
Fourth year	3,222	14,228	4,417
Fifth year and thereafter	2,671	11,796	-
	28,296	124,956	61,327

	DECEMBER 31,		
	2001	2001	2000
	$ '000 NOTE 1.1.5	N.I.S. '000	
NOTE 10 - EMPLOYEE RIGHTS UPON RETIREMENT			
Liability	2,903	12,820	12,467
Amount funded	(2,501)	(11,045)	(10,277)
	402	1,775	2,190

[A] Pension and severance pay of Frutarom Ltd. are covered by regular contributions to a pension fund and by insurance policies for severance pay or managerial insurances (not included in these financial statements). Frutarom Ltd. is not permitted to draw the amounts deposited or interest accrued thereon, but after complying with the employment agreements or pursuant to the severance pay law.

[B] Pension and severance pay expensed in the years ended December 31, 2001, 2000 and 1999, are N.I.S. '000 7,503 (Dollars '000 1,699) N.I.S.'000 5,141, N.I.S.'000 4,885 , respectively.

[C] The amount included in the balance sheet represents the non funded liability of Frutarom Incorporated (an indirectly held subsidiary).

NOTE 11 - DEFERRED INCOME TAXES

<u>The composition of the liability</u>			
Depreciable fixed assets	3,211	14,180	9,646
Inventories	(324)	(1,430)	(1,297)
Timing differences	(1,365)	(6,029)	(3,406)
	1,522	6,721	4,943
<u>Balance at January 1</u>			
Carried to statements of income	1,119	4,943	4,214
Sundry	403	1,778	729
Balance at December 31	1,522	6,721	4,943

NOTE 11 - DEFERRED INCOME TAXES - continued

The liability of Frutarom Ltd. is provided at the rate of 28%, taking into account the benefits under the Law for the Encouragement of Capital Investment, (1959). The deferred tax liability for a consolidated company abroad, has been calculated at about 33%. Depreciation of buildings is non deductible and is being treated as a permanent difference. Consequently, no provision has been made for this difference. The differences between amounts to be written off for accounting purposes and for taxes amounts to about N.I.S. '000 3,000 (Dollars '000 679) - previous year N.I.S. '000 3,200.

NOTE 12 - SUPPLEMENTARY INCOME STATEMENT INFORMATION

	YEAR ENDED DECEMBER 31,			
	2001	2001	2000	1999
	$ '000 NOTE 1.1.5	N. I. S. '000		
12.1 Sales*				
Domestic	23,800	105,100	106,480	93,262
Outside Israel	77,315	341,424	249,003	232,321
	101,115	446,524	355,483	325,583
* Including sales of purchased products	5,380	23,758	27,508	27,556
12.2 Cost of sales				
Materials consumed	46,886	207,048	159,363	156,582
Products purchased	4,247	18,755	24,403	22,905
Salaries, wages and related expenses	10,670	47,119	40,626	37,727
Other manufacturing expenses	6,753	29,821	25,862	22,485
Depreciation of fixed assets	2,862	12,639	7,518	6,257
	71,418	315,382	257,772	245,956
Changes in inventories	(1,215)	(5,365)	(3,350)	(6,868)
	70,203	310,017	254,422	239,088

NOTE 12 - SUPPLEMENTARY INCOME STATEMENT INFORMATION - continued

	2001	2001	2000	1999
	$ '000 NOTE 1.1.5	N. I. S. '000		
12.3 Selling and marketing expenses				
Salaries and related expenses	5,684	25,101	19,659	17,966
Commissions paid	1,108	4,892	2,619	3,670
Doubtful debts	158	698	721	570
Other selling expenses	6,413	28,320	17,508	15,463
	13,363	59,011	40,507	37,669
12.4 General and administrative expenses				
Salaries and related expenses	4,808	21,232	14,170	13,485
Depreciation and write off	329	1,453	1,917	2,316
Other expenses	3,631	16,034	14,822	13,252
	8,768	38,719	30,909	29,053
12.5 Financial expenses, net				
Long term debt	(1,533)	(6,770)	(5,423)	(4,138)
Short term credit	(462)	(2,040)	(1,577)	(945)
Erosion in value of monetary assets, net	(309)	(1,365)	136	(468)
	(2,304)	(10,175)	(6,864)	5,551
12.6 Other (expenses) income, net				
Rental	11	48	53	61
Loss on sale of fixed assets	-	-	(243)	-
Other expenses	(233)	(1,028)	(481)	(97)
	(222)	(980)	(671)	(36)

YEAR ENDED DECEMBER 31,

NOTE 13 - TAXES ON INCOME

	YEAR ENDED DECEMBER 31,			
	2001	2001	2000	1999
	$ '000 NOTE 1.1.5	N. I. S. '000		
13.1 Tax expense includes				
Current provision	1,590	7,023	5,272	3,557
For previous years	54	239	-	-
Increase in deferred income taxes	403	1,778	729	357
	2,047	9,040	6,001	3,914

13.2 Tax laws applicable to the company

FIL and Frutarom Ltd. in Israel, are taxed under the Income Tax (Inflationary Adjustments) Law 1985. Consequently, results for tax purposes are measured in real terms in accordance with changes in the C.P.I. Frutarom Ltd. is an "Industrial Company" as defined in the Law for the Encouragement of Industry (Taxation) 1969. Consequently, depreciation at accelerated rates is claimed. The financial statements are adjusted on the basis of the Dollar/N.I.S. exchange rate. The difference between the change in the C.P.I. and the Dollar/N.I.S. exchange rate on an annual and cumulative basis results in a difference between taxable income and income reported in these financial statements.

13.3 Tax benefits under the Law for the Encouragement of Capital Investments, 1959 - (hereinafter "the law")

Additional expansion projects of Frutarom Ltd. were granted "approved enterprise" status under the law. Frutarom Ltd. is foreign owned, in excess of 50%. Therefore, income derived from these projects over a period of 10 years from the year in which taxable income is first realized, is subject to corporate tax at the rate of 20% provided the maximum period to which it is restricted by law has not elapsed.

Expansion projects of the subsidiary were granted "approved enterprise" status, for which the company elected to apply for alternative tax benefits (waiver of rights to grants) in return for tax exemptions. The tax exemption is for a limited period having regard to the area in which the enterprise is located. During the remainder of the period of benefits (not exceeding 10 years), corporate tax of 20% as above will apply.

NOTE 13 - TAXES ON INCOME - continued

13.3 Continued

The period of tax benefits for approved enterprises entitled to the said benefits commenced in 1993-1995. The period of benefits for one approved project has not yet commenced. Final approvals in respect of certain expansion projects have not yet been received. In the event of the distribution of dividends from the said tax exempt income, the amount distributed will be subject to 20% tax amounting up to N.I.S. '000 2,900 (Dollars '000 657). The above benefits are subject to the companies fulfilling the conditions under the law and regulations published thereunder and the approval for the specific investments in approved enterprises. In the event of failure to comply with the conditions, the benefits may be cancelled and the companies may be required to refund the amount of benefits, in whole or in part, with the addition of linkage differences and interest.

13.4 Tax assessments

The company and a consolidated subsidiary in Israel received final tax assessments through 1999. Frutarom Ltd. received final tax assessments through 1998. Non Israeli subsidiaries are taxable under the tax laws of the countries in which they operate.

NOTE 13 - TAXES ON INCOME - continued

13.5 A reconciliation of the theoretical tax expense and the effective tax expense assuming all income were taxed at 36% being the regular tax applicable to income of companies in Israel is as follows:

	YEAR ENDED DECEMBER 31,			
	2001	2001	2000	1999
	$ '000 NOTE 1.1.5	N. I. S. '000		
Income before taxes on income per consolidated statements of income	6,255	27,622	22,110	14,186
Theoretical tax expense	2,252	9,944	7,958	5,106
Tax benefits arising from reduced tax rate for an "Approved Enterprise"	(437)	(1,927)	(1,386)	(1,146)
Increase (decrease) resulting from -				
Expenses disallowed for tax purposes	25	111	113	114
(Profit) losses of consolidated companies	(4)	(18)	(256)	133
Differences between income reported for tax purposes and financial reporting	211	930	(428)	(293)
Taxes as per consolidated statements of income	2,047	9,040	6,001	3,914
Effective tax rate	32.7%	32.7%	27.1%	27.6%

	YEAR ENDED DECEMBER 31,			
	2001	2001	2000	1999
	$ '000 NOTE 1.1.5	N. I. S. '000		
NOTE 14 - TRANSACTIONS WITH INTERESTED PARTIES *				
14.1.1 Transactions with interested parties				
Sales **	1,963	8,669	1,808	2,031
Purchases **	668	2,948	3,497	5,101
Refund of expenses and sundry payments	98	434	392	498

** Sales and purchases are at prices identical with those applied in non interested party transactions.

	DECEMBER 31,		
	2001	2001	2000
	$'000 NOTE 1.15	N.I.S.'000	
14.1.2 Interested party			
Current assets			
Trade, current account and short term loans	503	2,221	1,467
Current liability			
Trade and short term loans	59	261	746

	YEAR ENDED DECEMBER 31,			
	2001	2001	2000	1999
	$ '000 NOTE 1.1.5	N. I. S. '000		

NOTE 14 - **TRANSACTIONS WITH INTERESTED PARTIES * - continued**

14.2 Payments to director - employed by the subsidiary	488	2,155	1,679	1,718
Payments to directors not employed by the subsidiary	10	455	596	564

See note 6.3 as to a share option plan for "office holders" which includes 1 director, employee of Frutarom Ltd. The cost for the year N.I.S. '000 196 (Dollars '000 44) is included in "Other Assets" - note 6.3.

* "Interested party" as defined in the Israel Securities (Preparation of Annual Financial Standards) Regulations, 1993.

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES

15.1 The subsidiary is under an obligation to pay an annual rent of Dollars '000 220 in respect of land and building in the Haifa Bay Area. The lease will expire in February, 2003.

15.2 A consolidated company entered into a financing agreement for three years through April, 2004 with a U.S. Bank. The agreement provided for certain restrictive financial covenants.

15.3 International Frutarom Corp. (hereinafter IFC) and its subsidiaries are subject to additional commitments and contingencies as hereunder:

Operating and capital leases through 2003 amounting to about Dollars '000 150. Minimum future rental commitments under noncancelable leases -

a. Lease Commitments -
IFC leases certain of its facilities under operating leases and is a party to certain capital leases expiring at various dates through 2003. Minimum future rental commitments under noncancelable leases are as follows :

		OPERATING LEASES	CAPITAL LEASES
		U.S. DOLLARS	
Year ended December 31, -			
	2002	49,884	45,902
	2003	49,884	18,520
		99,768	64,422
Less interest			5,054
			59,368
Less current portion			43,375
Long term portion			15,993

Rent expense under noncancelable leases amounted to approximately Dollars '000 50 and Dollars '000 48 for the periods ended December 31, 2001 and 2000, respectively.

Frutarom U.K. Ltd. - See note 5[b]2.2.

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES - continued

15.3 Continued

b. During 1997, the Company entered into a capital lease facility for the purchase of machinery and equipment. The facility provided for a Dollar 500,000 line of credit collateralized by machinery and equipment. Approximately Dollars 203,000 of this facility was utilized in 1997. Interest on the outstanding borrowing is payable at 8.40% at December 31, 2001 and 2000. At December 31, 2001 and 2000, outstanding borrowing under this facility amounted to Dollars 57,372 and Dollars 95,178, respectively. The capital lease obligation provides for aggregate monthly payments of approximately Dollars 4,400, including principal and interest, through 2003. Other capital lease agreements require monthly payments of approximately Dollars 10,700 through 2002.

c. Frutarom Incorporated has an agreement with the North Bergen Municipal Utilities Authority ("MUA") to treat the company's sewerage. The company is required to comply with stipulated quantity and quality levels of certain discharges. The company's testing indicates that it is in compliance with the agreement, however, the company would be required to pay additional processing charges in the event the discharges exceed the stipulated amounts.

d. In June 1997, after an investigation of Company's facility and its air emissions reports, the New Jersey Department of Environmental Protection ("NJDEP") determined that the total air emissions of ethanol from two outdoor dumpsters storing spent vegetable material exceeded the NJDEP's maximum amount of emissions under the applicable law. The Company's proposed operating and processing plan is being reviewed by the NJDEP. NJDEP advised the Company that two matters are open. Additional sampling was performed and a report is being prepared for the NJDEP. The extent of anticipated costs remediation, if any, that may be required is not known.

e. In January 2000, Solvent Technology Inc. ("STI") filed a lawsuit against Frutarom Inc. for amounts related to an industrial machinery purchase. As of the issuance of these financials, Frutarom Inc. has received a favourable court ruling in this matter which was not appealed by STI.

15.4 Frutarom Ltd. is committed to additional payments for the acquisition of "know-how" (note 6.1) for a period of three years (through September 2003) based on sales of the products produced in accordance with this know-how.

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES - continued

15.5 Frutarom Ltd. is committed to a payment of N.I.S. '000 1,192 (Dollars '000 270) to a company of an interested party.

15.6 During 2000, Frutarom Ltd. signed a contract with the Ben Gurion University (the "University"). Frutarom Ltd. will produce and sell certain products based on knowledge developed at the University and will pay for a period of 15 years the University royalties based on the sales of these products. Frutarom Ltd. is committed to finance an additional amount of Dollars '000 200 for the purpose of further development by the University. During 2000, a payment of Dollars '000 26 was effected on account of this commitment.

15.7 Commitments as to imports and letters of credit amounting to Dollars '000 424.

15.8 Certain consolidated companies are party to various legal issues arising in the normal course of business. In the opinion of management the disposition of these issues will not have a material adverse effect on the subsidiary's financial position or the consolidated companies. Various legal actions against the subsidiary are pending. The legal matters are being dealt with by the insurers. No provisions have been made.

15.9 The Haifa District Court issued a judgement against the subsidiary, adjudging the acceptance of an arbitration with respect to the termination of the operations of a subsidiary of Frutarom Ltd. In the opinion of management, the outcome of this matter will have no adverse effect on the Company.

15.10 Commitments in respect of tax benefits - see note 13.3.

15.11 The lawyer who submitted a legal opinion in connection with the issue of the prospectus of May 20, 1996, received from the company a letter of indemnity, limited as to amount, in connection with a legal claim, if lodged, in the U.S.A. or Canada resulting from the above prospectus or from his opinion thereon.

15.12 The company insured its directors and "office holders" under a directors and "office holders" indemnity insurance policy. The insurance is for an amount stated in the insurance policy. Furthermore, the company resolved to indemnify the directors and "office holders" if they are required to pay any amounts adjudicated against them in respect of their duties and under the Companies Law. The resolution of the company is also in respect of the directors and "office holders" of the subsidiaries.

NOTE 16 - PLEDGES AND LIENS

Fixed and floating charges have been registered on all the assets and rights of the company and Frutarom Ltd. and on the principal assets of the consolidated companies in the U.S.A., U.K. and in China so as to secure bank credits including a negative pledge not to register a charge in favour of a third party without the agreement of a bank. Liens in favour of the State of Israel as to investment grants received, have also been registered.

NOTE 17 - DETAILS ON MONETARY ASSETS AND OTHER CURRENCIES (except for Dollars)

	DECEMBER 31,			
	2001		2000	
	N.I.S.	OTHER	N.I.S.	OTHER
	N. I. S. '000		N. I. S. '000	
ASSETS				
Current assets	29,428	46,063	38,170	11,281
LIABILITIES				
Current liabilities	43,476	36,834	42,858	10,985
Long term liabilities	-	26,880	-	-
	43,476	63,714	42,858	10,985

NOTE 18 - SEGMENT INFORMATION

BUSINESS SEGMENTS

The information relates to the following segments :

Compounds Division

Including flavors, fragrances, seasonings and seasonings compounds.

Raw Materials Division

Aroma chemicals, flavors and fragrance materials from citrus fruit and their derivatives, high purity laboratory chemicals, special chemicals, special chemicals and sunscreen agents. Botanical extracts, including standardized extracts of medicinal herbs ("Botanicare"), natural gums and stabilizers.

Trade and Marketing Division

Trade and marketing of raw materials in Israel, not produced by Frutarom, to the food, pharmaceuticals, cosmetics and detergents industries.

NOTE 18 - SEGMENT INFORMATION - Continued

18.1 Financial data relating to business segments

	YEAR ENDED DECEMBER 31,			
	2001	2001	2000	1999
	$ '000 NOTE 1.1.5	N. I. S. '000		
Sales -				
Compounds Division	39,202	173,116	117,125	93,835
Raw Materials Division	57,523	254,022	216,429	207,657
Trade and Marketing Division	5,642	24,915	27,853	29,022
	102,367	452,053	361,407	330,514
Intersegment transactions	(1,252)	(5,529)	(5,924)	(4,931)
	101,115	446,524	355,483	325,583
Operating income -				
Compounds Division	4,820	21,285	14,017	10,664
Raw Materials Division	3,818	16,860	15,234	9,004
Trade and Marketing Division	143	632	394	105
	8,781	38,777	29,645	19,773

NOTE 18 - **SEGMENT INFORMATION - continued**

18.1 Financial data relating to business segments - continued

	YEAR ENDED DECEMBER 31,		
	2001	2001	2000
	$ '000 NOTE 1.1.5	N.I.S. '000	
Fixed assets employed (net of accumulated depreciation)			
Compounds Division	7,082	31,274	23,727
Raw Materials Division	20,192	89,168	66,592
Trade and Marketing Division	5,016	22,151	16,215
	32,290	142,593	106,534
Capital investments in fixed assets			
Compounds Division	2,319	10,241	3,300
Raw Materials Division	6,976	30,806	10,848
Trade and Marketing Division	1,791	7,910	1,400
	11,086	48,957	15,548
Depreciation for the year			
Compounds Division	1,068	4,717	1,285
Raw Materials Division	1,979	8,740	5,358
Trade and Marketing Division	349	1,539	2,513
	3,396	14,996	9,156

	YEAR ENDED DECEMBER 31,			
	2001	2001	2000	1999
	$ '000 NOTE 1.1.5	N. I. S. '000		

NOTE 18 - SEGMENT INFORMATION - continued

18.2 Geographical information

<u>Sales by geographical areas</u>				
Israel	51,475	227,314	218,880	190,269
United States	31,888	140,817	143,790	145,411
U.K.	23,358	103,149	17,324	16,304
Others	5,935	26,209	15,691	11,543
	112,656	497,489	395,685	363,527
Less - cancellations	(11,541)	(50,965)	(40,202)	(37,944)
	101,115	446,524	355,483	325,583
Operating income <u>by geographical areas</u>				
Israel	5,521	24,381	19,204	12,773
United States	1,754	7,746	7,764	6,546
U.K.	1,059	4,677	1,139	287
Others	447	1,973	1,538	167
	8,781	38,777	29,645	19,773

NOTE 18 - SEGMENT INFORMATION continued

18.2 Geographical information - continued

	DECEMBER 31, 2001	2001	2000
	$ '000 NOTE 1.1.5	N.I.S. '000	
Fixed assets employed (cost net of accumulated depreciation)			
Israel	17,558	77,536	65,497
United States	7,809	34,485	35,584
U.K.	6,035	26,651	1,537
Others	888	3,921	3,916
	32,290	142,593	106,534
Capital investment in fixed assets			
Israel	4,203	18,560	11,934
United States	230	1,016	3,145
U.K.	6,599	29,142	322
Others	54	239	147
	11,086	48,957	15,548
Depreciation for the year			
Israel	1,672	7,384	5,888
United States	545	2,407	2,040
U.K.	1,056	4,663	252
Others	123	542	976
	3,396	14,996	9,156

18.3 Sales by destination

	YEAR ENDED DECEMBER 31, 2001	2001	2000	1999
	$ '000 NOTE 1.1.5	N. I. S. '000		
Israel	23,800	105,100	108,464	93,262
United States	28,996	128,047	120,769	122,143
Europe	32,831	144,983	71,500	61,060
Asia	11,282	49,823	36,302	23,033
Others	4,206	18,571	18,448	26,085
	101,115	446,524	355,483	325,583

	YEAR ENDED DECEMBER 31,			
	2001	2001	2000	1999
	$ '000 NOTE 1.1.5	N. I. S. '000		

NOTE 19 - VARIATIONS BETWEEN ACCOUNTING PRINCIPLES APPLIED IN PREPARING THE FINANCIAL STATEMENTS AND U.S. GAAP

19.1 Shareholders' equity

Equity as per financial statements	34,501	152,356	134,478	118,595
Adjustment for reconciliation with U.S. GAAP -				
Fixed assets	147	649	649	649
Start up activities	(151)	(667)	(887)	(1,108)
Differences in deferred taxes	413	1,824	853	853
Equity in compliance with U.S. GAAP	34,910	154,162	135,093	118,989

19.2 Statement of income

Net income reported in the financial statements	4,208	18,582	16,109	10,272
Adjustments - loss write off of start up expenses	50	220	220	-
Adjustment of deferred taxes	220	972	-	-
Adjusted income	4,478	19,774	16,329	10,272

NOTE 19 - VARIATIONS BETWEEN ACCOUNTING PRINCIPLES APPLIED IN PREPARING THE FINANCIAL STATEMENTS AND U.S. GAAP - continued

19.3 Disclosures about fair value of financial instruments

The carrying amounts of short term trade and other receivables and payables approximate their fair value. The carrying amounts approximate fair value because of the short maturity of those instruments. The carrying amounts of long term debts approximate the fair value of the debt.

19.4 Long lived assets

The Company evaluates its long lived assets and certain identifiable intangibles for impairments whenever events or changes in circumstances indicate that the carrying amounts of such assets or intangibles may not be recoverable. No impairment charges were recorded in 2000 or 2001.

19.5 Concentrations of credit risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash and trade accounts receivable. The company maintains its cash mainly in bank deposit accounts. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers, their dispersion across different industries and geographic areas and generally short payment terms. In addition, the Company routinely assesses the financial strength of its customers.

19.6 Employee benefit plans

Frutarom's Inc. collective bargaining agreement with its union expired on October 13, 2000. A new collective bargaining agreement was ratified on October 7, 2000 and is effective October 14, 2000 through October 13, 2003. There are no retroactive commitments or contingencies as a result of this ratification.

Effective October 31, 2000, the Company has decided to freeze its noncontributory defined benefit pension plan for eligible union employees. The Company has decided to join the union's multiemployer pension plan as part of the new collective bargaining agreement that is effective October 14, 2000. The Company will continue to sponsor the existing defined benefit plan, but with a curtailment of benefits, as defined in Statement of Financial Accounting Standards No. 88. Accordingly, all unamortized prior service costs, which amounted to Dollars 182,700 were recognized as a part of pension expense, which aggregated Dollars 219,500. Benefits begin to vest after five years of service and are based on years of service as defined by the plan. Pension cost and funded status are determined on an annual basis by an actuary.

NOTE 19 - VARIATIONS BETWEEN ACCOUNTING PRINCIPLES APPLIED
IN PREPARING THE FINANCIAL STATEMENTS AND U.S. GAAP - continued

19.6 Employee benefit plans - continued

The following table sets forth the changes in benefit obligation, plan assets and funded status of the plan:

	YEAR ENDED DECEMBER 31,	
	2001	2000
	U.S. DOLLARS	
Change in benefit obligation		
Projected benefit obligation at beginning of year	2,804,835	2,807,593
Service cost	-	35,650
Interest cost	201,975	202,794
Loss / (gain) due to change in estimates	67,778	(72,837)
Obligations (gain) / loss	-	77,145
Benefits paid	(171,445)	(245,510)
Projected benefit obligation at end of year	2,903,143	2,804,835
Change in plan assets		
Fair value of plan assets at beginning of year	2,604,799	2,703,130
Actual return on plan assets	(103,441)	(17,776)
Employer contributions	171,445	164,955
Benefits paid	(171,445)	(245,510)
Fair value of plan assets at end of year	2,501,358	2,604,799
Funded status		
Projected benefits obligation in excess of plan assets	401,785	200,036
Unrecognized net actuarial gain	(99,152)	278,173
Unrecognized prior service cost		
Minimum funded liability	99,152	-
Accrued pension cost	401,785	478,209

The weighted average discount rate used to determine the actuarial present value of the projected benefit obligation used in determining net pension expense for the years ended December 31, 2001 and 2000 was 7.25% and 7.50%, respectively. The expected long term rate of return on plan assets used in determining net pension expense for the years ended December 31, 2001 and 2000 was 7.50%. Plan assets consist primarily of mutual funds and equities.

LIST OF CONSOLIDATED COMPANIES

FRUTAROM LTD. - subsidiary

Subsidiaries of Frutarom Ltd. :

INTERNATIONAL FRUTAROM CORP. U.S.A. (I.F.C.)
FRUTAROM U.K. LTD., ENGLAND
FRUTAROM TRADE AND MARKETING (1990) LTD.
FRUTAROM FLAVORS (KUNSHAN) COMPANY LTD.
FRUTAROM RUSSIA LTD.
TURKISH HOLDINGS LTD.
FRUTAROM DO BRASIL LTD.
FRUTAROM UKRAINE LTD.

Subsidiary of International Frutarom Corp. U.S.A. (I.F.C.)

FRUTAROM INCORPORATED

Subsidiary of Frutarom Incorporated -

FRUTAROM U.S.A. INC.

Subsidiary of Turkish Holdings Ltd. -

FAR AROMATIK GIDA URUNLERI SANAYI VE
TICARET LIMITED SIRKETI LTD.

PERIODIC REPORT FOR 2001

Company name:	Frutarom Industries Ltd.
Company number:	52-004280-5
Address:	25 HaShaish St., Haifa Bay P.O.B. 10067, Haifa Bay 26110
Telephone:	04-846 2462
Fax:	04-872 2517
Balance Sheet date:	December 31, 2001
Date of report:	March 13, 2002
Period of report:	January 1 - December 31, 2001

Regulation 9
<u>Financial Reports</u>

The Financial Reports, including the auditor's opinion, are attached.

Regulation 10
<u>Directors Report</u>

The Directors Report on the status of the company's business is attached.

Regulation 10A
<u>Summary of P & L Reports</u>

A table summarizing the P & L Reports for each of the quarters is attached.

Regulation 10C
<u>Use of Returns on Shares as Related to Intended Use According to the Prospectus</u>

None.

Regulation 11

List of Investments in Subsidiaries and Other Affiliated Companies as at the Date of the Balance Sheet

Company name	Type of share	No. of shares	Total nominal value	Adjusted cost (NIS 000)	Adjusted balance value (NIS 000)
Frutarom Ltd. #51-013293-9	Ordinary	18,772,645	18,772,645	58,159	134,344
Frutarom Trust Ltd. #51-239737-3	Ordinary	99	99	0.1	0.1

Holding in Subsidiaries

Company name	% of equity	% of voting rights	% of authority to appoint directors
Frutarom Ltd.*	100	100	100
Frutarom Trust Ltd.	100	100	100

* Frutarom Ltd. holds the following companies:

Frutarom Trade & Marketing (1990) Ltd.	100%
Galilee Essences Ltd.	100%
Frutarom (UK) Ltd.	100%
International Frutarom Corp.	100%
(This company is the sole owner of Frutarom Incorporated and Frutarom USA Inc.)	
Frutarom Russia Ltd.	100%
Frutarom Flavors (Kunshan) Company	100%
Turkish Holdings Ltd.	100%
(This company is the sole owner of Frutarom Turkey.)	
Baltimore Spice Israel Ltd.	100%
Frutarom do Brasil	100%
Frutarom Ukraine	100%

Regulation 12

Changes in Investments in Subsidiaries and Affiliated Companies During the Report Period

None.

Regulation 13

Income in the Subsidiaries and Affiliated Companies and Income from them in the Company as at the Balance Date

Company name	Profit before tax (NIS 000 adjusted)	Profit after tax (NIS 000 adjusted)	Dividend	Management fees	Interest
Frutarom Ltd.	29,110	20,309	--	--	--
Frutarom Trust Ltd.	0	0	0	0	0

Regulation 14

Granting loans is not one of the company's main business activities.

Regulation 20

Trade on the Stock Exchange

During the report period no shares were registered for trade, and trade on the company's shares was not halted on the Tel Aviv Stock Exchange.

Regulation 21

Following is a list of the payments made by the company and obligations to pay, as taken upon itself during 2001, to each of the five highest salaried senior officeholders who served it (in NIS 000):

President & Chief Executive Officer	2,059
Division Manager	851
Division Manager	786
Chief Financial Officer	489
Controller	278

Regulation 22

Wages and Benefits to Interested Parties

During the report period wages and accompanying expenses in the amount of NIS 2,610 (adjusted) were paid to interested parties.

Regulation 24

Shares and Negotiable Shares Held by Interested Parties

Name of share: Frutarom Industries Ltd.
Exchange number: 1081082

Name of interested party	Shares held on February 28	% of holding in equity, voting rights and directorial appointments	Absolute % of holding
ICC Handels AG	21,827,347	53.18	53.18
ICC Industries Inc.	1,964,761	4.79	4.79
ICC Group (total)	23,792,108	57.97	57.97
John Oram[1]	779,171	1.90	1.90
Israel Ben Yehuda[1]	263,291	0.64	0.64
Ori Yehudai[1]	256,554	0.62	0.62
Bank Leumi	5,659,950	13.68	13.68
Frutarom Trust Ltd.[2]	814,144	1.98	1.98

[1] Interested party by virtue of being a director.

[2] Interested party by virtue of being a subsidiary of the company.

Regulation 26

Directors on the Report Date

A. Dr. John J. Farber, Chairman of the Board
I.D. number: 111201362 (U.S.)
Year of birth: 1925
Address: 435 E. 52 St., New York, N.Y., U.S.A.

Dr. John J. Farber, Chairman of the Board (continued)

Nationality:	American

Not a member of committees of the board.

Not a representative of the public on the board.

Chairman of the board of the company; chairman of ICC Industries Inc., the company's parent company.

Began service as director in 1996.

Director in other companies: ICC Industries Inc., Electrochemical Industries (1952) Ltd., serves as director of the company's subsidiaries and Electrochemical Industries (1952) Ltd.

Education and main occupation during the past 5 years: Ph.D. Chemistry; chairman of the company; chairman of ICC Industries Inc.

Married to Mrs. M. Farber, director of the company; father of Ms. Sandra Farber, director of the company.

B. Mrs. Maya Farber

I.D. number:	152434380 (U.S.)
Year of birth:	1936
Address:	435 E. 52 St., New York, N.Y., U.S.A.
Nationality:	American

Not a member of committees of the board.

Not a representative of the public on the board.

Not employed by the company.

Began service as director in 1996.

Director in other companies: ICC Industries Inc., Electrochemical Industries (1952) Ltd.

Education and main occupation during the past 5 years: Artist.

Married to Dr. J. J. Farber, chairman of the board and controlling interest in ICC; controlling interest in the company; mother of Ms. Sandra Farber, director of the company.

C. Mr. John L. Oram

I.D. number:	140-036-362 (British)
Year of birth:	1944
Address:	POB 533, Bedford Hills, N.Y., U.S.A.
Nationality:	British

Mr. John L. Oram (continued)
Chairman of compensation committee.
Not a representative of the public on the board.
Not employed by the company.
Began service as director in 1996.
Director in other companies: Electrochemical Industries (1952) Ltd., subsidiaries of ICC Industries Inc., Pharmaceutical Formulations Inc.
Education and main occupation during the past 5 years: Accountant and economist; president of ICC Industries Inc.
Not related to another interested party.

D. Mr. Israel Ben Yehuda

I.D. number:	07752140 (Israeli)
Year of birth:	1932
Address:	19/24 Rachel Imenu St., Ashdod
Nationality:	Israeli

Not a member of committees of the board.
Not a representative of the public on the board.
Not employed by the company.
Began service as director in 1996.
Director in other companies: Frutarom Ltd., Kiryat Yam Initiatives and Technology Ltd., Volfman Industries Ltd., Ben Alunda Holdings Ltd.
Education and main occupation during the past 5 years: Financial; Program for Managerial Advancement ("Telem") - Tel Aviv University; Top Executives Course - Stanford University.
Not related to another interested party in the company.

E. Ms. Sandra Farber

I.D. number:	112068414 (U.S.)
Year of birth:	1957
Address:	300 W. 108 St., New York, N.Y., U.S.A.
Nationality:	American

Not a member of committees of the board.
Not a representative of the public on the board.
Employed by ICC Industries Inc.

Ms. Sandra Farber (continued)
Began service as director in May 1998.
Director in other companies: None.
Education and main occupation during the past 5 years: Lawyer.
Daughter of Mrs. Maya Farber, company director, and of Dr. John Farber, chairman of the board and controlling interest in the company's parent company, ICC Industries Inc.

F. **Mr. Ariel Ginsburg**

I.D. number:	522763 (Israeli)
Year of birth:	1934
Address:	4 Gihon St., Jerusalem
Nationality:	Israeli

Chairman of audit committee, member of compensation and executive committees.
Not a representative of the public on the board.
Not employed by the company.
Began service as director in 1996.
Director in other companies: Bank Leumi LeIsrael Ltd.; B.G. Negev Technologies Ltd.; Ludan Engineering Ltd. (representative of the public); Ariel Ginsburg Ltd.; Arith Systems Ltd., Arpel Aluminum Ltd. (chairman).
Education and main occupation during the past 5 years: High school education; manager of companies.
Not related to another interested party in the company.

G. **Mr. Gil Leidner**

I.D. number:	50776889 (Israeli)
Year of birth:	1951
Address:	2 Weinshel St., Tel Aviv
Nationality:	Israeli

Member of audit and executive committees of the board.
Representative of the public on the board.
Not employed by the company.
Began service as director in 2001.
Director in other companies: Phoenix Insurance Company Ltd. - chairman of investment committee.

Mr. Gil Leidner (continued)

Education and main occupation during the past 5 years: LLB, MBA. Vice chairman of Koor Industries Ltd. during the period 1995-2000. President of Goren Capital as of 2001.

Not related to another interested party.

H. Mr. Uzi Netanel

I.D. number:	007599798 (Israeli)
Year of birth:	1936
Address:	26 HaRechesh St., Tel Aviv
Nationality:	Israeli

Member of audit, compensation and executive committees of the board.

Representative of the public on the board.

Not employed by the company.

Began service as director in 2001.

Director in other companies: Oil Refineries Ltd., Sinel Industries Ltd., Kefar HaMaccabia Ltd., Phoenix Insurance Company Ltd.

Education and main occupation during the past 5 years: Partial academic education (economy, international relationships); active chairman of Discount Capital Markets until September 2001. Partner in the Fimi Fund.

Not related to another interested party in the company.

I. Mr. Ori Yehudai

I.D. number:	052731569 (Israeli)
Year of birth:	1954
Address:	Moshav Harutzim 53A
Nationality:	Israeli

Chairman of executive committee of the board.

Not a representative of the public on the board.

Began service as director in 1996.

Director in other companies: Subsidiaries of the company, Etzion Candles Agricultural Cooperative Ltd.

Education and main occupation during the past 5 years: Academic education; Serves as president and C.E.O. of the company. Chairman of the Israel Manufacturers Association - North as of June 2001.

Not related to another interested party in the company.

Regulation 26A

Senior Officeholders on the Report Date

1. **Ori Yehudai**
   President & C.E.O.
   I.D. number: 052731569 (Israeli)
   Year of birth: 1954
   Serves as director in subsidiaries of the company.
   Not related to another senior officeholder or interested party in the company.
   Education and main occupation during the past 5 years: Academic education; president and C.E.O. of the company.
   Began service as director in 1997. (Employed by the company since 1986.)

2. **Yuval Levy**
   Executive Vice President, Manager - Compounds Division
   I.D. number: 55500789 (Israeli)
   Year of birth: 1958
   Responsible for market risk management as relates to raw material price fluctuations in the division.
   Serves as director in subsidiaries of the company.
   Not related to another senior officeholder or interested party in the company.
   Education and main occupation during the past 5 years: Academic education; commercial manager of Frutarom Ltd. Since 1999, executive vice president and manager - Compounds Division.
   Began service as director in 1999. (Employed by the company since 1991.)

3. **Malachi Alper**
   Executive Vice President, Manager - Fine Ingredients Division
   I.D. number: 05593492 (Israeli)
   Year of birth: 1959
   Responsible for market risk management as relates to raw material price fluctuations in the division.

Malachi Alper (continued)

Serves as director in subsidiaries of the company.

Not related to another senior officeholder or interested party in the company.

Education and main occupation during the past 5 years: Academic education. Worked at Haifa Chemicals Ltd. from 1987-1999; last position was as business development manager.

1999.

4. **Alon Granot**

   Executive Vice President & CFO

   I.D. number: 057210247 (Israeli)

   Year of birth: 1961

   Responsible for market risk management as relates to currency translation rates and interest.

   Serves as director in subsidiaries of the company.

   Not related to another senior officeholder or interested party in the company.

   Education and main occupation during the past 5 years: Academic education. Worked at Kulicke & Sofa Ltd. from 1996-2001; last position was as director of the semiconductors division.

   Began service as director in 2001.

5. **Dov Gadot**

   Internal Auditor

   I.D. number: 003830056

   Year of birth: 1942

   Does not serve as director in subsidiaries of the company.

   Not related to another senior officeholder or interested party in the company.

   Education and main occupation during the past 5 years: Accountant; carries out internal auditing for companies.

   Began service as internal auditor in 1996.

5. Gur Zamir
Controller
I.D. number: 024047904
Year of birth: 1969
Does not serve as director in subsidiaries of the company.
Not related to another senior officeholder or interested party in the company.
Education and main occupation during the past 5 years: Accountant, MBA.
Began service as director in 2001. (Employed by the company since 1999.)

Regulation 27
Auditors

Frutarom Industries Ltd.'s auditors are H. Millner & Co., 5 HaBankim St., Haifa. To the best of the company's knowledge they are not interested parties and/or related to any senior officeholder or interested party in the company.

Date: March 13, 2001

Frutarom Industries Ltd.

Signatory: Tamar Brand Shamir, Adv.
Position: Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES CONSOLIDATED
P & L BY QUARTERS
ADJUSTED FOR THE CHANGES IN THE U.S. DOLLAR RATE OF EXCHANGE
NIS 000

	Q1/00	%	Q2/00	%	Q3/00	%	Q4/00	%	TOTAL / 00	%	Q1/01	%	Q2/01	%	Q3/01	%	Q4/01	%	TOTAL / 01	%
TOTAL SALES	96,785	100%	90,167	100%	86,339	100%	82,191	100%	355,483	100%	106,598	100%	119,347	100%	116,410	100%	104,169	100%	446,524	100%
COST OF SALES	69,662	72.0%	61,634	68.4%	62,531	72.4%	60,594	73.7%	254,422	71.6%	72,056	67.6%	81,360	68.2%	81,846	70.3%	74,754	71.8%	310,016	69.4%
GROSS PROFIT	27,123	28.0%	28,533	31.6%	23,808	27.6%	21,597	26.3%	101,062	28.4%	34,542	32.4%	37,986	31.8%	34,564	29.7%	29,415	28.2%	136,507	30.6%
SELLING, GEN. & ADMIN.																				
Selling	9,720	10.0%	10,233	11.3%	10,440	12.1%	10,114	12.3%	40,507	11.4%	13,862	13.0%	14,833	12.4%	16,034	13.8%	14,281	13.7%	59,011	13.2%
General & Admin.	7,441	7.7%	7,607	8.4%	7,796	9.0%	8,065	9.8%	30,909	8.7%	8,576	8.0%	10,148	8.5%	10,722	9.2%	9,274	8.9%	38,719	8.7%
Total	17,161	17.7%	17,840	19.8%	18,236	21.1%	18,180	22.1%	71,416	20.1%	22,438	21.0%	24,981	20.9%	26,757	23.0%	23,555	22.6%	97,730	21.9%
OPERATING PROFIT	9,962	10.3%	10,694	11.9%	5,573	6.5%	3,417	4.2%	29,646	8.3%	12,104	11.4%	13,005	10.9%	7,807	6.7%	5,860	5.6%	38,777	8.7%
Finance expenses	1,753	1.8%	2,081	2.3%	1,411	1.6%	1,619	2.0%	6,864	1.9%	2,782	2.6%	2,791	2.3%	2,416	2.1%	2,186	2.1%	10,174	2.3%
Other expenses	4	0.0%	289	0.3%	266	0.3%	111	0.2%	671	0.2%	18	0.0%	274	0.3%	150	0.2%	539	0.7%	980	0.2%
PROFIT BEFORE TAX	8,205	8.5%	8,324	9.2%	3,896	4.5%	1,686	2.1%	22,111	6.2%	9,305	8.7%	9,940	8.3%	5,242	4.5%	3,135	3.0%	27,622	6.2%
																			0.0%	
Tax (provision)	2,385	2.5%	2,187	2.4%	1,132	1.3%	299	3.0%	6,002	1.7%	3,109	22.4%	2,945	19.9%	1,921	12.0%	1,064	7.5%	9,040	2.0%
NET PROFIT	5,820	6.0%	6,137	6.8%	2,764	3.2%	1,387	1.7%	16,109	4.5%	6,196	5.8%	6,995	5.9%	3,321	2.9%	2,071	2.0%	18,583	4.2%

BOARD OF DIRECTORS

Dr. John J. Farber	Chairman of the Board of Directors
John L. Oram	Chairman of the Compensation Committee
Shimshon Arad	Representative of the Public, member of the Audit Committee (until November 20, 2001)
Israel Ben Yehuda	
Maya Farber	
Sandra Farber	
Ariel Ginsburg	Chairman of the Audit Committee, member of the Compensation and the Executive Committees
Gil Leidner	Representative of the Public, member of the Audit Committees (from August 9, 2001)
Uzi Netanel	Representative of the Public, member of the Audit and Compensation Committees (from November 21, 2001)
Yair Seroussi	Representative of the Public, member of the Audit, the Compensation and the Executive Committees (until August 8, 2001)
Ori Yehudai	President and Chief Executive Officer, Chairman of the Executive Committee

FRUTAROM LTD. (Headquarters)
Tel: 972 - 4 - 846 2462
Fax: 972 - 4 - 872 2517
Email: info@frutarom.com

Tel Aviv Area Office:
Tel: 972 - 9 - 950 5607
Fax: 972 - 9 - 954 3202

FRUTAROM USA
Tel: 1 - 201 - 861 9500
Fax: 1 - 201 - 861 9267
Email: usa@frutarom.com

FRUTAROM EUROPE
Tel: 33 - 3 - 2089 7020
Fax: 33 - 3 - 2089 7400
Email: europe@frutarom.com

FRUTAROM UK
Fine Ingredients Division
Tel: +44 1642 379 900
Fax: +44 1642 379 901
Email: uk@frutarom.com

FRUTAROM UK
Flavors Division
Tel: +44 1536 532 300
Fax: +44 1536 532 301
Email: uk@frutarom.com

FRUTAROM CHINA
Tel: 86 - 520 - 748 1537
Fax: 86 - 520 - 748 1561
Email: china@frutarom.com

FRUTAROM TURKEY
Tel: 90 - 216 - 466 6090
Fax: 90 - 216 - 466 6091
Email: turkey@frutarom.com

FRUTAROM UKRAINE
Tel: 38 - 044 - 239 9008
Tel/Fax: 38 - 044 - 220 1958
Email: ukraine@frutarom.com

FRUTAROM RUSSIA
Tel: 7 - 095 - 258 7683
Fax: 7 - 095 - 723 7205
Email: russia@frutarom.com

FRUTAROM SINGAPORE
Tel: 65 - 441 8186
Fax: 65 - 441 0368
Email: ctrteo@frutarom.com.sg

FRUTAROM HONG KONG
Tel: 852 - 2432 3351
Fax: 852 - 2433 6014
Email: sales@hk.frutarom.com

FRUTAROM BRAZIL
Tel: 55 - 11 - 3816 3883
Fax: 55 - 11 - 3816 3887
Email: samerica@frutarom.com

FRUTAROM KAZAKHSTAN
Tel: 7 - 3272 509379
Tel: 7 - 3272 506252
Email: frutarom.kz@nursat.kz

FRUTAROM
FOUNDED 1933

http://www.frutarom.com